January 27, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Microvast Holdings, Inc. Registration Statement on Form S-3 (File No. 333-284496) filed on January 24, 2025

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-284496) filed by Microvast Holdings, Inc. on January 24, 2025 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (281) 491-9505 or Taylor E. Landry of Allen Overy Shearman Sterling US LLP at (713) 354-4893.

Yours sincerely,

/s/ Fariyal Khanbabi
Name: Fariyal Khanbabi
Title: Chief Financial Officer

cc: Taylor E. Landry, Esq.
Allen Overy Shearman Sterling US LLP